SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           COMMISSION FILE NO. 0-24256

                           NOTIFICATION OF LATE FILING

     (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ X ] Form 10-Q

For Period Ended:     FEBRUARY 28, 1997

[  ] Transition Report on Form 10-K     [  ]   Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F     [  ]   Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:

        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I. REGISTRANT INFORMATION

Full name of registrant:     ENHANCED SERVICES COMPANY, INC.

Former name if applicable:

Address of principal executive office:      16000 BARKERS POINT LANE

City, State and Zip Code:    HOUSTON, TX 77079


                       PART II. RULE 12B-25 (B) AND ( C )

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25 (b), the following should be completed. (Check appropriate box.)

[ X]    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b) The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)  The accountant's statement or other exhibit required by Rule 12b-23
            (c) has been attached if applicable.

                               PART III. NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

        The Registrant's staff was unable to complete its Form 10-QSB for it quarter ended February 28, 1997 by April 14, 1997, its prescribed filing date, but anticipates its completion and filing by April 21, 1997, the first filing date after the fifth calendar date following said prescribed filing date.


                           PART IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification:

            JOE GREENBERGER    212          757-4001
                (Name)     (Area code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).
             [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   Registrant

                         ENHANCED SERVICES COMPANY, INC.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  APRIL 14, 1997               By: Robert C. Smith
                                        Treasurer (Chief Financial Officer)

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.